May 20, 2015

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fortress Investment Group LLC (the “Company”) Form 10-K for the fiscal year ended December 31, 2014 Filed February 26, 2015
File No. 1-33294

Dear Ms. Hayes:

We have received the letter, dated May 7, 2015, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.
We have not completed our review of the Part III information that is incorporated into your Form 10-K by reference to your definitive proxy statement. We may have additional comments after reviewing that information.

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

Response
We acknowledge that the Staff is still in the process of reviewing the Part III information that is incorporated into our Form 10-K by reference to our definitive proxy statement.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

2.
During your Fourth Quarter earnings call and in your February 26, 2015 earnings release, management highlights that you had $21 billion in “incentive eligible NAV” at December 31, 2014 and that this figure represents a 15% increase from the prior quarter end. In light of management’s earnings call statements that this metric is an indicator of future incentive income and a reason for “optimism” please tell us why this metric is not discussed in Management’s Discussion and Analysis. Please refer to Regulation S-K, Item 303(a)(3)(ii). In addition, tell us how this amount reconciles to the tabular information disclosed in Note 3 (Management Agreements and Fortress Funds) in your financial statements on pages 153-154.

Response

We respectfully inform the Staff that “Incentive Eligible NAV Above Incentive Income Threshold” is a metric used by the Company in disclosing its future incentive income potential as the metric represents, as of a specific period end date, the amount of capital under management that is eligible to generate future incentive income and thus potentially contribute to the Company’s distributable earnings. Distributable earnings (DE), a non-GAAP earnings measure, is the Company’s primary metric used to manage its businesses and monitor its performance.

We respectfully inform the Staff that in our future filings the Company plans to disclose in Management’s Discussion and Analysis the amount of Incentive Eligible NAV Above Incentive Income Threshold for the current period end and

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

corresponding prior year period end. We expect the disclosure to be substantially similar to the following:

As of December 31, 2014 and 2013, the Company had $21.3 billion and $21.7 billion, respectively, of incentive eligible NAV in the Fortress Funds above their incentive income threshold which is eligible to generate future incentive income and thus potentially contribute to the Company’s distributable earnings.

We respectfully inform the Staff that the information necessary to reconcile the $21 billion of Incentive Eligible NAV Above Incentive Income Threshold reported in (i) the Company’s February 26, 2015 earnings release to (ii) the tables included in Note 3 of the Company’s Form 10-K is contained within the tables included on pages 151 to 154. The $21 billion of Incentive Eligible NAV Above Incentive Income Threshold can be reconciled as follows:

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

		Incentive Eligible NAV above Incentive Income Threshold (**)	Note
	Segment
	Private equity funds	$561,385	A
	Credit PE funds	10,352,027	A
	Private permanent capital vehicle	653,724	A
	Publicly traded permanent capital vehicles	1,865,305	B
	Liquid hedge funds	2,380,083	C
	Credit hedge funds	5,461,305	C
	Logan Circle	56,709	C
	Total Segments	$21,330,538

** NOTE: The amounts appearing in the earnings release are in millions while the amounts in Note 3 to the Company's Form 10-K are in thousands. For consistency purposes, we have included in the table above what the amounts per the earnings release would have been if the amounts were reported in thousands.

A
Represents the sum of the amounts appearing in the "Net Asset Value (NAV)" column for the private equity funds (page 151), Credit PE funds (page 152) and private permanent capital vehicle (page 153) which are in an undistributed incentive income position (i.e. - funds that have an amount appearing under the "Undistributed Incentive Income (G)" column). For the private equity funds, only a portion of the Fund V investors, representing $101,708 of the fund's total NAV, are in an undistributed incentive income position. As such, the remaining $4,545,792 of NAV related to the portion of Fund V investors that are not in an undistributed incentive income position are deducted from the private equity funds' sum described earlier as the NAV of these investors are below the incentive income threshold whereby Fortress could potentially begin to earn incentive income.

B
Represents the sum of the amounts appearing in the "Equity Eligible for Incentive (L)" column for the publicly traded permanent capital vehicles (page 153) which do not require an immediate increase of the publicly traded permanent capital vehicle's contractual supplemental measure of operating performance for Fortress to begin earning incentive (i.e. - publicly traded permanent capital vehicles that do not have an amount appearing under the "Gain to Cross Incentive Income Threshold (F)" column).

C
Represents the sum of (i) the amounts appearing under the "Incentive Income Eligible NAV (L)" column multiplied by (ii) the respective percentage appearing under the "Percentage of Incentive Income Eligible NAV Above Incentive Income Threshold (N)" column.

Results of Operations, page 67

Income Tax Benefit (Expense), page 73

3.	In regard to your tabular presentation on page 74 of the factors that impacted the period- over-period increase (decrease) in income taxes, please address the following:

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

•
Explain to us, and disclose in your future filings, the factors that contributed to the change(s) in foreign and state income taxes of $(21,762) and $8,046 in the respective comparative periods presented.

Response

We respectfully inform the Staff that the change in foreign and state income taxes is attributable to several factors. The primary driver of the increase of $8,046 from 2012 to 2013 related to the increase in pre-tax income applicable to Class A Shareholders which resulted in an increase in state and local taxes. This increase was partially offset by a decrease in foreign taxes due to a decrease in foreign-sourced income. The $21,762 decrease from 2013 to 2014 was primarily a result of an increase in the value of certain state tax benefits due to legislative changes in New York State corporate taxation. The decrease was also attributable to the decrease in pre-tax income applicable to Class A Shareholders, partially offset by an increase in foreign taxes related to increased foreign-sourced income.

In future filings we will include a similar description of the factors that contributed to the changes in foreign and state income taxes in a footnote to the tabular presentation on page 74.

•
In footnote (B), you state that a greater proportion of total income was subject to corporate tax in 2014 compared to 2013 because Fortress generated more unrealized gains and certain other income in 2013, which is passed directly to shareholders. Help us to reconcile this statement to the statutory income tax rate reconciliation on page 183, which shows a higher percentage of (income) passed through to stockholders in 2014 compared to 2013.

Response
We respectfully inform the Staff the tabular presentation on page 74 represents the change in dollar amounts of income tax expense (benefit) based on the rate

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

reconciliation on page 183, which uses percentages of pre-tax income. The description in footnote (B) was intended to illustrate that less income was passed through to shareholders in 2014 compared to 2013 resulting in an increase to income tax expense in 2014 compared to 2013. The higher percentage of income passed through to shareholders in 2014 as compared to 2013 as illustrated on the statutory income tax rate reconciliation on page 183 is due to lower pretax income attributable to Class A shareholders in 2014 compared to 2013 in relation to the amount of income passed through to shareholders in each respective period.

In future filings, we will revise the description in footnote (B) to be substantially similar to the following:

For the year ended December 31, 2014 the amount of income passed through to shareholders was lower when compared to the year ended December 31, 2013 resulting in an increase in income tax expense in 2014. In 2013, we generated more unrealized gains and certain other income, which is passed directly to shareholders, resulting in a decrease in income tax expense.

Item 8. Financial Statements and Supplementary Data, page 113

Notes to Consolidated Financial Statements, page 127

Note 1 - Organization and Basis of Presentation, page 127

Non-Investment Manager, page 129

4.
We note from your disclosure beginning on page 129 that Newcastle Investment Corp (“Newcastle”) distributed all of the common shares it held of New Media Investment Group Inc. (“New Media”) and New Senior Investment Group Inc. (“New Senior”) during 2014. You disclose that both New Media and New Senior qualified as variable interest entities (“VIEs”) and, upon completion of Newcastle’s distribution of those shares, that you were the primary beneficiary and therefore consolidated both. Please address the following:

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

•	Tell us the accounting guidance you used to evaluate both New Media and New Senior as VIEs. If the guidance applied was different than the guidance applied in your evaluation of Newcastle explain why.

Response

We respectfully inform the Staff that we applied the accounting guidance under ASC 810 – Consolidation to evaluate whether Newcastle, New Media and New Senior are VIEs.

We evaluated and concluded that Newcastle meets the deferral conditions provided via ASC 810-10-65-2(aa). As such, we used the accounting guidance provided in FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51 (“FIN 46(R)”) to evaluate Newcastle. We also respectfully inform the staff that upon the spin-off of New Media and New Senior from Newcastle in February 2014 and November 2014, respectively, we evaluated and concluded that each of New Media and New Senior did not meet the deferral conditions provided in ASC 810-10-65-2(aa). As such, we used the accounting guidance provided in FASB Statement No. 167, Amendments to FASB Interpretation 46(R) (“FAS 167”). Some background information and the reasons for our conclusions are further discussed below.

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

2013 - Evaluation of Newcastle eligibility for the deferral under ASU 2010-10
Newcastle is a mortgage real estate investment trust (“Mortgage REIT”) that invests in and manages real estate related assets. Newcastle is an SEC registrant and files quarterly and annual reports which are publicly available. Newcastle’s objective is to leverage its investment expertise to drive attractive risk adjusted investment returns. Newcastle manages its investment portfolio to enhance returns and strategically exit investments to harvest gains. In 2013, Fortress applied the guidance in ASC 810-10-65-2(aa) based on ASU No. 2010-10 – Amendments for Certain Investment Funds (“ASU 2010-10”).

In evaluating Newcastle’s eligibility for the deferral as described in ASC 810-10-65-2 (aa)1(i)01, the Company evaluated and concluded that Newcastle has all the attributes specified in paragraph 946-10-15-2(a) through (d) as follows:

i.
Investment activity: Newcastle is a Mortgage REIT that invests in and manages real estate related assets. Newcastle’s objective is to leverage its investment expertise to drive attractive risk adjusted investment returns. Newcastle manages its investment portfolio to enhance returns and strategically exit investments to harvest gains. At the time of the evaluation, Newcastle’s investment portfolio consisted of investments in media related assets, senior housing properties, real estate debt and other investments, all managed for current income and appreciation. Newcastle’s real estate debt and other investments consisted primarily of commercial mortgage related loans and securities, corporate debt investments, residential real estate related loans and securities, and real estate. Had Newcastle applied Topic 946, it would have been required to account for its investments at fair value under ASC 946-10-15-2.

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

ii.
Unit ownership: Ownership in Newcastle is represented by units of investments, in this case, shares of stock traded on the New York Stock Exchange, to which proportionate shares of net assets can be attributed.

iii.
Pooling of funds: The funds of the shareholders are pooled to avail owners of professional investment management. Newcastle has a management contract with the Company to provide the shareholders professional investment management.

iv.	Reporting entity: Newcastle is the primary reporting entity.

Based on the above, the Company determined that Newcastle has all the attributes specified in ASC 946-10-15-2(a) through (d) and met all of the criteria for the deferral of FAS 167 under ASC 810-10-65-2(aa).

ASU No. 2013-08 – Amendments to the Scope, Measurement and Disclosure Requirements (“ASU 2013-08”) became effective for the Company on January 1, 2014. ASU 2013-08 changed the definition of an investment company to consider fundamental and typical characteristics of the entity being analyzed. In addition, ASU 2013-08 made consequential amendments with respect to the deferral provided under ASU 2010-10. In this amendment, the FASB decided not to address issues related to the applicability of ASC 946 for real estate investment trusts. However, the FASB specifically considered the impact of the amendments to the definition of an investment company on the eligibility for the deferral as evidenced by changes to ASC 810-10-65-2 and the background information and basis for conclusion in paragraph BC81 of ASU 2013-08.

ASU 2013-08 updated the criteria to consider the eligibility of the deferral originally provided under ASU 2010-10 within ASC 810-10-65-2(aa) as follows:

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

Except for the pending content in Section 810-10-50, the pending content that links to this paragraph shall not be applied to either of the following:

1.	A reporting entity’s interest in an entity if all of the following conditions are met:

i.	The entity is any of the following:
01. An investment company within the scope of Topic 946.
02. A real estate fund for which it is industry practice to measure investment assets at fair value on a recurring basis and to issue financial statements that are consistent with the measurement principles in Topic 946.
03. An entity that has all of the following attributes:

A)
Investment activity. The entity’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.

B)	Unit ownership. Ownership in entity is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

C)	Pooling of funds. The funds of the entity’s owners are pooled to avail owners of professional investment management.

D)	Reporting entity. The entity is the primary reporting entity.

ii.
The reporting entity does not have an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity. This condition should be evaluated considering the legal

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

structure of the reporting entity’s interest, the purpose and design of the entity, and any guarantees provided by the reporting entity’s related parties.

iii.	The entity is not:

01.	A securitization entity

02.	An asset backed financing entity

03.	An entity that was formerly considered a qualifying special purpose entity

Criterion 1(i) was amended to include three conditions rather than two conditions as included in ASU 2010-10. The updated conditions provide the deferral for entities that are investment companies within the scope of Topic 946 but also entities that have the attributes initially included in ASU 2010-10. In the Basis for Conclusions for ASU 2013-08 the FASB elaborated on its intent with regard to the amendments to the deferral criteria. Paragraph BC 81 states (emphasis added):

The Board acknowledged that the evaluation to determine whether an entity qualifies for the indefinite effective date deferral provided in Accounting Standards Update No. 2010-10, Consolidation (Topic 810): Amendments for Certain Investment Funds, from the consolidation requirements in Accounting Standards Update No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, is based in part on whether the investee being evaluated has the attributes of an investment company in Topic 946. An investee that is an investment company under the new assessment of investment company status in this Update qualifies for the indefinite deferral in Update 2010-10. Furthermore, the Board was concerned that some investees may no longer qualify for the indefinite deferral because they do not meet the new requirements to be investment companies. To address those concerns, the

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

amendments do not prohibit an investee that has all of the old attributes of an investment company to continue to qualify for the indefinite deferral in Update 2010-10.

Criteria 1(ii) and 1(iii) above were unchanged from the initial criteria in ASU 2010-10.

Upon consideration of the above, the Company determined that there was no change in Newcastle’s eligibility for the deferral provided under ASU 2010-10 as a result of ASU 2013-08. Therefore, the Company continued to evaluate Newcastle under FIN 46(R).

February 2014 - Evaluation of New Media eligibility for the deferral
New Media is a company that owns, operates and invests in media related assets. In connection with the spin-off of New Media from Newcastle, the Company entered into a separate management contract with New Media under which it started earning management fees, incentive fees and expense reimbursements. As required, the Company evaluated whether it must consolidate New Media. In evaluating New Media’s eligibility for the deferral as described in ASC 810-10-65-2, the Company evaluated and concluded that New Media does not have the attribute specified in ASC 810-10-65-2(aa)1(i)03(A) since New Media operates locally based print and online media assets, including community publications, websites and yellow page directories. Therefore, we evaluated New Media under the ASC 810 (FAS 167) model.

November 2014 - Evaluation of New Senior eligibility for the deferral
New Senior is a company that owns senior housing properties. In connection with the spin-off of New Senior from Newcastle, the Company entered into a separate management contract with New Senior under which it started earning management fees, incentive fees and expense reimbursements. As required, the Company

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

evaluated whether it must consolidate New Senior. In evaluating New Senior’s eligibility for the deferral as described in ASC 810-10-65-2, the Company evaluated and concluded that New Senior does not have the attribute specified in ASC 810-10-65-2(aa)1(i)03(A) since New Senior owns a portfolio of senior housing properties which are either operated by property managers pursuant to property management agreements or leased to tenants through long-term triple net leases. Therefore, we evaluated New Senior under the ASC 810 (FAS 167) model.

•
Tell us whether Newcastle qualifies as a VIE and if so, whether it is one of the VIEs on page 165 included in the “Fortress is not Primary Beneficiary” table under the segment “Permanent Capital Vehicles” as of December 31, 2014 and 2013.

Response
We respectfully inform the Staff that Newcastle is a VIE and is included on page 165 in the “Fortress is not Primary Beneficiary” table under the Permanent Capital Vehicles business as of December 31, 2014 and 2013.

•
If Newcastle is a VIE, explain why you are not the primary beneficiary in 2013 when both New Media and New Senior were part of Newcastle and in 2014 you determined that you were the primary beneficiary for both of those VIEs.

Response

We respectfully inform the Staff that, as discussed in our response to the first bullet above, we evaluated and concluded that Newcastle has the attributes specified in paragraph ASC 810-10-65-2(aa)1(i)03(A) through (D) and therefore Newcastle is eligible for the deferral. As a result, we evaluated Newcastle under the ASC 810 (FIN 46(R)) model for 2013 and 2014.

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

As discussed in our response to the first bullet above, we evaluated and concluded that New Media and New Senior (after their spin off from Newcastle) each do not have the attribute specified in paragraph ASC 810-10-65-2(aa)1(i)03(A) and therefore are not eligible for the deferral. As a result, unlike Newcastle, we evaluated New Media and New Senior under the ASC 810 (FAS 167) model.

2013 and 2014 – Determination of whether the Company is the primary beneficiary of Newcastle under ASC 810 (FIN 46(R)) model

Under FIN 46(R), the Company determined that it was not the primary beneficiary of Newcastle. The Company determined that neither it nor it collectively with its related parties absorbs a majority of Newcastle’s expected losses or receives a majority of its expected residual returns and therefore is not the primary beneficiary of Newcastle.

2014 – Determination of whether the Company is the primary beneficiary of New Media and New Senior under ASC 810 (FAS 167) model

Under FAS 167, the Company determined that it was the primary beneficiary of New Media and New Senior. Upon completion of each respective spin-off, the Company determined that it had power over New Media and New Senior through its management contract with each of these entities respectively and the right to receive potentially significant benefits from New Media and New Senior through its receipt of management fees and expense reimbursements and the potential to earn incentive fees. As a result, the Company concluded it was the primary beneficiary of New Media and New Senior and consolidated New Media and New Senior effective February 14, 2014 and November 7, 2014, respectively.

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

In addition to our response to the Staff’s Comment 4 above, we respectfully advise the Staff that the Company early adopted, on a retrospective basis as permitted for all periods, the FASB’s Accounting Standards Update No. 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis (“ASU 2015-02”). The adoption is reflected in the consolidated financial statements included in the Company’s Current Report on Form 8-K dated May 7, 2015. Upon the adoption of ASU 2015-02, the Company was no longer required to consolidate New Media and New Senior.

Note 4 - Investments and Fair Value, page 159

Investments in Variable Interest Entities and other Unconsolidated Entities, page 164

5.
You disclose on page 164 that you had interests in 203 entities and 142 of those entities, primarily Fortress Funds, were classified as voting interest entities (“VOEs”). We also note your disclosure on page 136 that virtually all of the Fortress Funds are investment companies for GAAP purposes and you have retained the specialized accounting of these funds. Please tell us the following:

•	The number of Fortress Funds that meet the definition of investment company under GAAP and confirm that for these Fortress Funds you apply the deferral in ASC 810-10-65-2(aa)(1)(i)(01);

Response
We respectfully inform the Staff that of the 203 entities in which the Company held an interest, 119 Fortress Funds met the definition of an investment company within the scope of ASC Topic 946. As such, each of these Fortress Funds met the deferral condition provided in ASC 810-10-65-2(aa)(1)(i)(01).

•
The number of Fortress Funds, separate from those in response to bullet point one, that meet the deferral in ASC 810-10-65-2(aa) because the Fortress Fund represents an entity for which it is acceptable based on industry practice to apply the measurement principles consistent with ASC 946; and

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

Response
As described in our response to the Staff’s Comment 4 above, ASU 2013-08 updated ASU 810-10-65-2(aa) to provide three criteria for the deferral of FAS 167. The criterion in ASC 810-10-65-2(aa)(1)(i)(02) includes entities for which it is acceptable based on industry practice to apply the measurement principles consistent with ASC 946.

We respectfully inform the Staff that no Fortress Funds met the deferral condition provided in ASC 810-10-65-2(aa)(1)(i)(02), which allows entities for which it is industry practice to measure investment assets at fair value on a recurring basis and to issue financial statements that are consistent with the measurement principles of Topic 946, to apply the deferral of the application of the provisions of FAS 167.

•
The number of Fortress Funds that meet bullet point two above and do not qualify as VIEs because the entities provide their limited partners or members unrelated to you with substantive ability to liquidate the Fortress Fund or otherwise remove you as the general partner. Describe in detail the activities of these VOEs.

Response
As described in our response to bullet point two above, we respectfully inform the Staff that no Fortress Funds met the deferral condition provided in ASC 810-10-65-2(aa)(1)(i)(02) because the entity or Fortress Fund represents an entity for which it is acceptable based on industry practice to apply the measurement principles consistent with ASC Topic 946.

Note 4 - Investments and Fair Value, page 159

Investments in Variable Interest Entities and other Unconsolidated Entities, page 164

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

6.
Please describe in detail the activities of each entity that qualifies as a VIE and meets the consolidation deferral in ASC 810-10-65-2(aa) based on industry practice to apply the measurement principles consistent with ASC 946. Also address the following for each of these VIEs:

•
Tell us whether all of the VIEs investments are managed on a fair value basis and if not, how you considered this factor in your analysis of the deferral. Quantify the amounts (in both dollars and as a percentage of total assets) of investments, if any for each VIE that are not managed on a fair value basis.

•	Discuss whether any of the VIEs activities are operated or managed by you or one of your affiliates.

Response
As described in our response to the Staff’s Comment 5 above, we respectfully inform the Staff that no entities or Fortress Funds met the deferral condition provided in ASC 810-10-65-2(aa) because the entity or Fortress Fund represents an entity for which it is acceptable based on industry practice to apply the measurement principles consistent with ASC Topic 946.

Note 7 - Related Party Transactions and Interests in Consolidated Subsidiaries, page 187

Affiliate Receivables and Payables, page 187

7.
We note the amounts due from Fortress Funds recorded in due from affiliates for past due management fees and private equity general and administrative expenses advanced as of December 31, 2014, were $33.6 million and $11.3 million, respectively. Please address the following:

•
Provide to us, and consider disclosing in your future filings, a summary aging by fund (in tabular or narrative format) of the unreserved due from affiliates along with your charge-off policy for uncollectible receivables.

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

•
Your disclosure indicates that the receivables relate to a fund; however, your disclosures elsewhere (e.g. pages 27 and 87) indicate the receivables relate to various funds. Please advise and revise to clarify.

Response
We respectfully inform the Staff that the unreserved past due management fees and general and administrative expenses of $33.6 million and $11.3 million, respectively, relate to one of our private equity funds. We also respectfully inform the Staff that there are past due management fees and general and administrative expenses of $12.2 million and $6.6 million, respectively, which relate to another one of our private equity funds and have been fully reserved by us.

We respectfully inform the Staff that the Company’s charge-off policy for receivable amounts from its funds is based on a number of factors, principally the amount of the underlying net assets of the fund and the amount of capital available to be called from fund investors. The private equity fund for which we have not reserved past due amounts had a net asset value (net of the past due amounts payable to Fortress) in excess of $900 million as of December 31, 2014, which the Company deemed as sufficient in determining that no reserve was necessary.

The aging of the Company’s unreserved past due management fees and general and administrative expenses from a private equity fund are shown in the table below.

	Past Due Amounts (in $000s)
Period outstanding	Management Fees	G&A Expenses	Total
Less than 1 year	$5,110	$2,151	$7,261
Between 1 to 2 years	5,099	3,633	8,732
Between 2 to 3 years	5,219	3,977	9,196
Between 3 to 4 years	5,703	1,510	7,213
Between 4 to 5 years	6,236	—	6,236
More than 5 years	6,229	—	6,229
	$33,596	$11,271	$44,867

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

We will revise our disclosure in our future filings substantially as set forth below:

As of December 31, 2014, amounts due from Fortress Funds recorded in due from affiliates on the consolidated balance sheets included $33.6 million of past due management fees and $11.3 million of private equity general and administrative expenses advanced on behalf of a certain Fortress Fund. Although such fund is currently experiencing a liquidity issue, the past due amounts represent less than 5% of such fund's NAV and Fortress believes these fees and reimbursable expenses will ultimately be collected.

As of December 31, 2014, past due amounts recorded in due from affiliates also include $12.2 million in management fees and $6.6 million in private equity general and administrative expenses due from another Fortress Fund which Fortress has fully reserved.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions or comments, please contact me at 212‑798-6081.

Ms. Suzanne Hayes
Securities and Exchange Commission
May 20, 2015

Sincerely,

/s/ Daniel N. Bass

Daniel N. Bass
Chief Financial Officer

cc:	Hugh West, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission